UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

BANCOLOMBIA S.A. ANNOUNCES APPOINTMENT OF MEMBER OF BOARD OF DIRECTORS

Medellin, Colombia, March 1st, 2010

In the annual general shareholders’ meeting held today, the shareholders of Bancolombia S.A. (“Bancolombia”) (NYSE: CIB) unanimously elected Rafael Martinez Villegas to serve as an independent member of the Board of Directors for the remaining term of April 2009 to March 2011.

Mr. Martinez Villegas was elected to the position left vacant by the death of Mr. Alfonso Moreno Jaramillo.

Mr. Martinez Villegas was born in 1942. He holds a degree in Business Administration from EAFIT University in Medellin, and a Masters of Science degree in Accounting from Texas Tech University.  He had previously held positions as an auditor at Peat Marwick, Mitchell &Co, General Manager of Prebel, and President of Inversiones Aliadas S.A. and Corporación Financiera Aliadas S.A.

He was also a member of the board of directors of Prebel S.A., Productos Familia S.A., Enka de Colombia S.A, Corporación Financiera Suramericana S.A and Orquesta Filarmónica de Medellín, among others. He is now dedicated to his businesses.

Consequently, the Board of Directors will consist of the following individuals:

David Bojanini García
José Alberto Vélez Cadavid
Carlos Enrique Piedrahita Arocha
Gonzalo Alberto Pérez Rojas
Carlos Raúl Yepes Jimenez
Juan Camilo Restrepo Salazar
Alejandro Gaviria Uribe
Ricardo Sierra Moreno
Rafael Martinez Villegas

Mr. Juan Camilo Restrepo Salazar, Mr. Alejandro Gaviria Uribe, Mr. Ricardo Sierra Moreno and Mr. Martinez Villegas satisfy the requirements of independent directors set forth by applicable law.

Mr. Martinez Villegas was elected in accordance with the requirements relating to Board of Director vacancies under the Colombian Commercial Code and Bancolombia’s bylaws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 1, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance